SECURI 05043392 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 14485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Diamond Bay Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2351 W. Northwest Highway, Suite 1120
(No. and Street)

Dallas	Texas	75220
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED AUG 15 2005 WASH, D.C. 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

400 Parker Square, Suite 250-K	Flower Mound	Texas	75028
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 24 2005
THOMSON FINANCIAL

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Diamond Bay Securities Corp.

We have audited the accompanying statement of financial condition of Diamond Bay Securities Corp. as of June 30, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamond Bay Securities Corp. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



BRAD A. KINDER, CPA

Flower Mound, Texas
July 7, 2005

DIAMOND BAY SECURITIES CORP.
Statement of Financial Condition
June 30, 2005

ASSETS		
Cash	$	68,491
Advance due from Parent		7,578
Marketable securities		152
Other assets		391
TOTAL ASSETS	$	76,612
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable	$	500
Stockholders' Equity		
Common stock, $.0000001 par value, 20,000,000 shares authorized, issued and outstanding		2
Additional paid-in capital		45,496
Retained earnings		30,614
TOTAL STOCKHOLDERS' EQUITY		76,112
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	76,612

See notes to financial statements.

DIAMOND BAY SECURITIES CORP.
Statement of Operations
Year Ended June 30, 2005

Revenue	
Interest income	$ 1,006
Expenses	
Regulatory fees	3,240
Professional fees	4,050
Other expenses	227
TOTAL EXPENSES	7,517
Loss before other loss	(6,511)
Other loss	
Unrealized loss on marketable securities	472
NET LOSS	$ (6,983)

See notes to financial statements.

DIAMOND BAY SECURITIES CORP.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2005

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at June 30, 2004	20,000,000	$ 2	$ 45,496	$ 37,597	$ 83,095
Net loss	-	-	-	(6,983)	(6,983)
Balances at June 30, 2005	20,000,000	$ 2	$ 45,496	$ 30,614	$ 76,112

See notes to financial statements.

DIAMOND BAY SECURITIES CORP.
Statement of Cash Flows
For the Year Ended June 30, 2005

Cash flows from operating activities:		
Net loss	$	(6,983)
Adjustments to reconcile net loss to net cash used in operating activities:		
Unrealized loss on marketable securities		472
Changes in assets and liabilities		
Increase in other assets		(50)
Net cash used in operating activities		(6,561)
Net change in cash		(6,561)
Cash at beginning of year		75,052
Cash at the end of the year	$	68,491

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

DIAMOND BAY SECURITIES CORP.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Diamond Bay Securities Corp. (Company) was incorporated in the state of Delaware in January 1987. The Company is approximately 97 percent owned by Brett MacArthur Associates, Inc. (Parent).

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company currently has no active customers.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Marketable securities are recorded at market value. The increase or decrease in market value is recorded as unrealized gain or loss on marketable securities and is credited or charged to operations.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2005, the Company had net capital and net capital requirements of $68,120 and $5,000, respectively. The Company's net capital ratio was .01 to 1.

Note 3 - Marketable Securities

The Company's marketable securities were comprised of the following:

Marketable equity securities at cost	$	35,487
Unrealized loss		(35,335)
Marketable equity securities at market value	$	152

Note 4 - Related Party Transactions

The Company, its Parent and other affiliate companies are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous. An affiliate company provides office space and various other overhead to the Company and receives no reimbursement.

The Company has an advance due from its Parent totaling $7,578. The advance is due on demand, non-interest bearing and unsecured.

Note 5 - Income Taxes

The Company has a net operating loss carryforward of approximately $20,000 available to offset future taxable income, which begins expiring in 2019. This net operating loss carryforward and the cumulative unrealized loss on marketable securities of $35,335 create a deferred tax asset of approximately $8,300; however, the entire amount has been offset by a valuation allowance.

Schedule I

DIAMOND BAY SECURITIES CORP.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
June 30, 2005

Total stockholders' equity qualified for net capital	$ 76,112
Deductions and/or charges	
Non-allowable assets:	
Advance due from Parent	7,578
Other assets	391
Total deductions and/or charges	7,969
Net capital before haircuts on securities positions	68,143
Haircuts on securities:	
Marketable securities	23
Net Capital	$ 68,120
Aggregate indebtedness	
Accounts payable	$ 500
Total aggregate indebtedness	$ 500
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 63,120
Ratio of aggregate indebtedness to net capital	.01 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2005 as filed by Diamond Bay Securities Corp. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 Parker Square • Suite 250-K • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Diamond Bay Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedule of Diamond Bay Securities Corp. (the Company) for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



BRAD A. KINDER, CPA

Flower Mound, Texas
July 7, 2005